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July 9, 2021 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:             Jenn Do

Angela Connell

Alan Campbell

Ada D. Sarmento

Re:	Immuneering Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted June 21, 2021

CIK No. 0001790340

Ladies and Gentlemen:

On behalf of our client, Immuneering Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 1, 2021, relating to the Company’s Amendment No. 1 to the draft registration statement on Form S-1 submitted on June 21, 2021 (the “DRS”).

The Company has publicly filed today a revised Registration Statement on Form S-1 (the “Registration Statement”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the DRS.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

July 9, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Business

Intellectual Property, page 131

1.	We note your response to prior comment 13 and revised disclosure. Please revise further to disclose what type of patent protection you are seeking under your pending patent applications (e.g. composition of matter, use or process).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Registration Statement.

Principal Stockholders, page 159

2.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Merrin Investors LLC and the entities affiliated with Rock Springs Capital LLP.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 163 of the Registration Statement.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Benjamin J. Zeskind, Ph.D., Chief Executive Officer, Immuneering Corporation

John Chory, Latham & Watkins LLP

Evan Smith, Latham & Watkins LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP